FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For September 17, 2003
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit         Date                     Description of Exhibit
   -------         ----                     ----------------------

      1       09/17/2003     NOTICE OF CONVERSION PRICE ADJUSTMENT

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Internet Initiative Japan Inc.


Date:  September 17, 2003             By:  /s/ Koichi Suzuki
                                          ---------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director

EXHIBIT 1
                    NOTICE OF CONVERSION PRICE ADJUSTMENT OF
                         Internet Initiative Japan Inc.
                               Yen 15,000,000,000
                 1.75% Convertible Notes Due 2005 (the "Notes")
                       ISIN: XS0109583426 AND XS0109583699

To the holders of the Notes:

     In accordance with Condition 5(26) of the Terms and Conditions of the Notes, Internet Initiative Japan Inc. hereby notifies you of an adjustment of conversion price of the Notes as follows.

1.   Adjustment of Conversion Price
     Adjusted  Conversion  Price:       19,874,689 yen
     Current Conversion Price:          24,000,000 yen

2.   Effective date From September 17, 2003

3.   Reason for adjustment
     The conversion price has been adjusted as a result of the issuance of new shares of common stock in a private placement pursuant to a resolution at the meeting of the board of directors of Internet Initiative Japan Inc. on August 28, 2003.



September 17, 2003
Internet Initiative Japan Inc.